ADDENDUM TO ADDENDUM OF THE
VICE PRESIDENT PROGRAM DEVELOPMENT AGREEMENT

This Addendum to the Addendum of the Vice President, Program Development Agreement, effective December 31st, 2020 **(the "Addendum")**, is made by and between Clickstream Corp. ("Company") and Amber Theoharis ("Theoharis").

WHEREAS, Theoharis and Company have entered into a Vice President, Program Development Agreement dated May 15th, 2020 and an Addendum dated July 1st, 2020 **("the Agreement") wherein** Company agreed to compensate Theoharis in exchange for Theoharis**'s** agreement to Produce quick to play games that allow users to get involved in around 60 seconds and then receive results from push notifications in order to win real money in the WinQuik App (the "Programs").

WHEREAS, Company and Theoharis now desire to supplement the Agreement to modify the terms and conditions of the Services to be Provided and Consideration to be paid.

NOW, THEREFORE, in consideration of the promises and other good and valuable consideration, the receipt and sufficiency are hereby acknowledged, the parties hereto agree as follows:

1. The recitals set forth hereinabove are hereby incorporated into the Addendum, the same as if fully set forth herein. This Addendum shall amend, modify, and supplement the Agreement. The terms of this Addendum shall supersede and control any provisions of the Agreement that conflict with the provisions of this Addendum. In addition, except as may be provided in this Addendum, any capitalized terms contained herein that are not specifically defined herein, shall have the same meaning provided in the Agreement.

2. The Agreement is hereby supplemented by this Addendum as follows: **Section 2. TERM AND TERMINATION** and **Section 3. COMPENSATION** shall be modified to include:

Section 2. TERM AND TERMINATION. The term of this Agreement (the "Initial Term") shall begin on the date hereof and shall end on April 30th, 2021, unless both parties agree to an Additional Term and compensation on or before April 30th, 2021.

Section 3. COMPENSATION. On the condition that Theoharis shall fully and faithfully perform all of the material services, duties and obligations required hereunder for CLIS programming whereby Theoharis serves as Producer, Executive Producer, Vice President, Program Development and at times Game Show Host, and that Theoharis is not in material default hereunder, CLIS agrees to pay Theoharis and Theoharis agrees to accept, as full and complete compensation for all services of Theoharis and all rights herein granted and to be granted by Theoharis to CLIS hereunder: (A) the sum of 3,000,000 shares of CLIS restricted common stock upon execution of the May 1st, 2020 Agreement subject to the applicable conditions of Rule 144. (B) the sum of 2,000,000 shares of CLIS restricted common stock upon execution of this December

31st, 2020 addendum subject to the applicable conditions of Rule 144 (C) the sum of $ 5,000 per month for the months July 2020 through December 2020 and $12,500 per month thereafter during the term of this Agreement payable $5,000 per month in cash and $7,500 per month accrued. The accrued portion is due on or before June 1st, 2021.

Theoharis will not host or create Game Shows to be broadcast on the Internet by any other network that conflict with any show she is involved with on Clickstream's network both as to content and or time, throughout the term hereof, and for one year thereafter.

3. This Addendum shall be incorporated into the Agreement and shall be subject to the terms contained therein.

4. This document may be executed in counterparts, which taken together, shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have hereunto signed their names, on the day and year first above written.

Clickstream Corporation ("Company")	Amber Theoharis ("Theoharis")
DocuSigned by: Frank Magliochetti	DocuSigned by: Amber Theoharis
Frank Magliochetti, CEO	Amber Theoharis